[SUNTECH LETTERHEAD]
February 16, 2011
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Suntech Power Holdings Co., Ltd. Form 20-F for the fiscal year ended December 31, 2009 Filed May 11, 2010 File No. 001-32689
Dear Ms. Dicker, Mr. James and Mr. Vaughn:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 19, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20-F as of December 31, 2009
Note 12. Investments in Affiliates, page F-29
1.	We note your response to prior comment 9 that the agreement pursuant to which Mr. Romero served as a non-executive representative and sales agent of Suntech expired in March 2008. Please supplementally provide us with a copy of any employment, representative or sales agent agreement you have had with Mr. Romero.
The Company respectfully advises the Staff that it has entered into three sales agent agreements with Mr. Romero to act as a representative of Suntech:
–	Commercial Agreement dated December 4, 2006 between GDI Partners Consulting Limited (“GDI Consulting”) and Suntech Power Co., Ltd. (the “2006 Agreement”);

–	Commission Agreement dated March 27, 2007 between GDI Consulting and Wuxi Suntech Power Co., Ltd. (the “First 2007 Agreement”); and

–	Commission Agreement dated March 27, 2007 between GDI Partners Ltd[1] and Wuxi Suntech

[1]	Due to a typographical error in the agreement, the reference to “GDI

Power Co., Ltd. (the “Second 2007 Agreement”, and together with the First 2007 Agreement the “2007 Agreements”).
In regard to these agreements, the Company notes the following:
–	GDI Consulting is a company wholly owned by Mr. Javier Romero.

–	Each of the 2007 Agreements had terms of one year, and expired in March 2008 as previously noted to the Commission. The 2006 Agreement had a term of two years under which Mr. Romero was authorized to act as an agent in connection with one of the Company’s customers, but was superseded by the Second 2007 Agreement under which Mr. Romero was authorized to act as an agent in connection with a broader range of other large solar photovoltaic projects in Spain, including the same customer noted in the 2006 Agreement.

–	The Company had entered into two separate agreements in 2007 with Mr. Romero. The First 2007 Agreement was a narrow sales agent agreement under which Mr. Romero was authorized to act as an agent in connection with one specific customer project (which was a new customer to the Company), whereas the Second 2007 Agreement was a broader sales agent agreement under which Mr. Romero was authorized to act as an agent in connection with a broader range of other large solar photovoltaic projects in Spain.

–	Prior to entering into the 2006 Agreement and 2007 Agreements which provided that GDI Consulting would work exclusively with the Company, GDI Consulting/Mr. Romero had also sold modules made by the Company’s competitors, including Solarfun, Yingli and Ningo Solar.

–	The Company respectively advises the Staff that it has separately mailed these agreements to the Staff in response to its request.
The Company has not entered into any employment agreement with Mr. Romero.

Finally, the Company notes that while the 2007 Agreements expired in March 2008, the Company had not at such point fulfilled all of its obligations under such agreements because it had not yet made payment of all the commission amounts owing under them.
2.	Further to the above, we note that your agreement with Mr. Romero ended in March 2008. Separately, we note that in June 2008, you committed to invest in Global Solar Fund (GSF). Please provide us additional details surrounding your negotiations to invest in GSF. Discuss the timing of your first discussions regarding a potential investment or other agreement with GSF. Tell us if Mr. Romero was a party to those discussions and, if so, tell us when such discussions with Mr. Romero took place. Explain to what extent your decision not to renew the previous agreement with Mr. Romero was based on the expectation you would commit to investing in GSF.
The Company respectfully advises the Staff that the Company was not involved in the initial set up of GSF. Representing GSF Capital, the parent of the general partner of GSF and an unrelated party, Mr. Javier Romero had prepared a presentation discussing the GSF concept, including its investment strategy, target screening/due diligence process, proposed team and fund structure, which was given to numerous potential investors. Mr. Romero gave this presentation to members of the Company’s management for the first time around January or February 2007.

Partners Ltd” should have stated instead “GDI Partners Consulting Limited”, the same entity referred to in both the 2006 Agreement and the First 2007 Agreement.

Based upon such presentation, Dr. Shi expressed initial interest in the Company possibly investing in GSF not only for the investment opportunity the fund represented in downstream projects, but also as a possible additional sales channel through which the Company may be able to sell its products. Mr. Romero indicated that in connection with providing additional information to a number of potential investors who had expressed interest, he was in the process of preparing a draft preliminary placement memorandum. Dr. Shi requested that Mr. Romero provide such preliminary placement memorandum to the Company when ready for further evaluation, and asked the Company’s investment director to take the lead in further analyzing this possible investment.

In August 2007, Mr. Romero distributed to the Company, as well as other potential investors, the draft preliminary placement memorandum relating to GSF. Such preliminary placement memorandum discussed matters such as an overview of the company, a profile of targeted investments, a description of the shares to be offered, tax considerations and risk factors. In addition, Mr. Romero included in such draft a proposal that both Dr. Shi and Mr. Stuart Wenham serve on the board of managers of the general partner of GSF to be involved in the investment/divestment decisions of GSF as a result of their knowledge of the solar industry. After reviewing the preliminary placement memorandum, Dr. Shi continued to express interest in having the Company invest in GSF. Dr. Shi noted to Mr. Romero, however, that any final investment decision would be subject to the Company’s internal approval processes, including review by the Company’s board of directors. It was also at this point that Dr. Shi indicated to the Company that he was also beginning to consider investing in such fund personally.

Between August 2007 and February 2008, Mr. Romero continued to proceed with the necessary steps to establish GSF, including formation of various legal entities associated with the structure, obtaining approval for such fund from the relevant regulatory authorities in Luxembourg, and finalizing the placement memorandum.

In March 2008, Mr. Romero distributed to the Company, as well as other potential investors, a final placement memorandum dated February 2008 relating to GSF. According to the placement memorandum, the targeted size of the fund was Euro500 million, and in consultation with the investment director, Dr. Shi considered recommending to the board of directors that the Company initially invest between Euro50 million to Euro60 million in GSF, representing between a 10% to 12% interest of the total fund, but about a 50% to 60% interest of an initial Euro100 million first round closing for the fund which Mr. Romero was contemplating.

The final placement memorandum was sent to both the Company’s inhouse counsel and external counsel for review. Such counsels provided comments regarding (i) terms contained in the placement memorandum, (ii) related party transaction and disclosure issues and (iii) the need for audit committee approval. The investment director then provided the placement memorandum to the board of directors and audit committee for their review.

Based upon the comments received from all parties, the investment director sought to negotiate certain terms of the fund with Mr. Romero on the Company’s behalf. However, despite the investment director’s efforts, Mr. Romero declined to accept the Company’s comments, except for a comment to delete from the GSF subscription agreement a non-compete provision which would have restricted investors in GSF (such as the Company) from making other investments that fit GSF’s investment criteria during GSF’s investment commitment period which the Company’s outside counsel had identified.

In addition to the aforementioned business and legal considerations, the investment director considered whether the sales agent agreements with Mr. Romero discussed in the Company’s response to comment 1 should be renewed. Ultimately, a business recommendation was made that in the event the Company decided to invest in GSF, there was no need to renew the agreements. This was because (i) the Company believed in the potential returns which could be generated for the Company by an investment in GSF, (ii) while there was no requirement for projects developed by GSF to use the Company’s solar modules, the Company had confidence that based on the competitiveness of its products it could in any event compete effectively to win agreements to supply solar modules to projects GSF would develop and (iii) based upon its own sales force which the Company had built in Spain over the prior several years, as well as the relationships the Company had built over the prior several years with each of the customers who were the subject of the Company’s agreements with Mr. Romero, the Company believed it could continue to make sales to such customers even without Mr. Romero’s services as agent.
On April 28, 2008, the Company’s board of directors and audit committee approved proceeding with the GSF investment. Subsequently, on June 26, 2008, the Company signed a commitment to invest its first Euro58 million in GSF and on July 8, 2008 the Company disclosed its investment in GSF under cover of a Form 6-K furnished to the Commission.
* * * *
In connection with responding to the Staff’s comments, the Company acknowledges that:
–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8888.

Sincerely,
/s/ Dr. Zhengrong Shi
Dr. Zhengrong Shi
Chief Executive Officer

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